SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File No.  000-51604

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________.

Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under cover of Form 6-K a press announcement dated August 3, 2009, relating to Company’s financial results for the three months ended June 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD.

By:	/s/ /S/ Patricia Chou
Name: Patricia Chou
Title: Chief Financial Officer

Dated:  August 4, 2009

Actions Semiconductor Reports Second Quarter 2009 Results

ZHUHAI, China, August 3, 2009 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2009.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2009 was $10.5 million, as compared to revenue of $12.2 million for the first quarter of 2009, and $26.6 million for the second quarter of 2008.

Net loss attributable to Actions Semiconductor shareholders for the second quarter of 2009 was $0.8 million, or $0.01 per ADS, compared to net loss attributable to Actions Semiconductor shareholders of $1.5 million, or $0.02 per ADS, for the first quarter of 2009, and net income attributable to Actions Semiconductor shareholders of $7.6 million, or $0.09 per ADS, for the second quarter of 2008.

Actions Semiconductor reported gross margin of 27.7% for the second quarter of 2009.  Actions Semiconductor ended the quarter with $76.3 million in cash and cash equivalents together with time deposits.  Marketable securities, current and non-current, at the end of the quarter were $183.0 million.

Since the share repurchase programs started in 2007, the Company has invested approximately $22.4 million in repurchasing its shares.  As of June 30, 2009, over 9.3 million American Depositary Shares (ADSs) were repurchased.

“We are pleased to report a sequential improvement in our bottom line results and to deliver revenue within our guidance range as we continue to operate in an extremely difficult environment,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.  “During the quarter, our products targeting both the fast growing low end and advanced market segments experienced increased demand, impacting our gross margin, which came in slightly below our original expectations for the quarter.  The management team remains committed to further cost controls and balance sheet preservation to maximize near term operating flexibility while working diligently to execute our growth strategy and strategically position ourselves in anticipation of market recovery. As we continue to target and develop new sales channels, we are maintaining our focus on technological innovation and commitment to delivering superior functionality,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the third quarter of fiscal year 2009 ending September 30, 2009, Actions Semiconductor estimates revenue in the range of $11 to $13 million, gross margin of 25%-30%, and operating expenses slightly higher on a sequential basis.  The third quarter 2009 estimates include share-based compensation expense in the range of $0.9 to $1.0 million.

Conference Call Details
Actions Semiconductor’s second quarter 2009 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Monday, August 3, 2009.  To participate in the live call, analysts and investors should dial 877-941-8416 (within U.S.) or 480-629-9808 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through August 5, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4117082.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Jimmy Liu
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	jimmy@actions-semi.com
415-217-4967	+86-21-5080-3900*1211

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	76,222	43,696	45,435
Time deposits	107	103	61
Restricted cash	399	439	440
Marketable securities	159,282	187,144	201,151
Trading securities	-	7,076	19,299
Accounts receivable, net	3,142	2,502	2,435
Amount due from a related party	936	1,654	1,497
Notes receivable	64	112	74
Inventories	6,301	6,737	8,720
Prepaid expenses and other current assets	2,394	1,847	1,532
Deferred tax assets	674	750	686
Income tax receivable	187	-	-
Total current assets	249,708	252,060	281,330

Investment in equity method investee	3,802	3,963	4,142
Other investments	7,153	7,138	7,044
Marketable securities	23,756	23,742	-
Rental deposits	60	60	39
Property, plant and equipment, net	9,417	6,914	7,144
Land use right	1,561	1,569	1,580
Acquired intangiable assets, net	4,157	3,750	4,197
Deposit paid for acquisition of property, plant and equipment	1,333	2,136	403
Deferred tax assets	178	191	206
TOTAL ASSETS	301,125	301,523	306,085

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	5,824	5,093	4,050
Accrued expenses and other current liabilities	4,512	4,086	6,846
Other liabilities	2,313	1,960	1,818
Loan from minority shareholders	1,500	1,500	1,500
Short-term bank loan	-	2,926	-
Income tax payable	9	221	221
Deferred tax liabilities	842	746	480
Total current liabilities	15,000	16,532	14,915

Other liabilities	-	176	249
Deferred tax liabilities	1,963	1,933	1,750
Total liabilities	16,963	18,641	16,914
Equity:
Actions Semiconductor Co., Ltd. shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	33,352	32,102	36,606
Accumulated other comprehensive income	20,239	20,270	20,483
Retained earnings	229,780	230,557	232,046
Actions Semiconductor Co., Ltd. shareholders' equity	283,372	282,930	289,136
Noncontrolling interest	790	(48)	35
Total equity	284,162	282,882	289,171
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	301,125	301,523	306,085

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED INCOME STATEMENT
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	7,406	20,434	15,636	40,874
Semiconductor product testing services	49	43	84	75
	7,455	20,477	15,720	40,949
Related-parties:
System-on-a-chip products	3,077	6,109	7,051	10,830
Semiconductor product testing services	-	-	-	-
	3,077	6,109	7,051	10,830
Total revenues	10,532	26,586	22,771	51,779
Cost of revenues:
Third-parties:
System-on-a-chip products	(5,306)	(10,339)	(10,681)	(19,966)
Semiconductor product testing services	(27)	(33)	(59)	(69)
	(5,333)	(10,372)	(10,740)	(20,035)
Related-parties:
System-on-a-chip products	(2,284)	(2,899)	(5,007)	(5,056)
Semiconductor product testing services	-	-	-	-
	(2,284)	(2,899)	(5,007)	(5,056)
Total cost of revenues	(7,617)	(13,271)	(15,747)	(25,091)
Gross profit	2,915	13,315	7,024	26,688
Other operating income	6	245	273	577
Operating expenses:
Research and development	(4,956)	(5,834)	(9,666)	(9,588)
General and administrative	(1,795)	(2,873)	(4,170)	(4,721)
Selling and marketing	(290)	(418)	(580)	(826)
Total operating expenses	(7,041)	(9,125)	(14,416)	(15,135)
(Loss) income from operations	(4,120)	4,435	(7,119)	12,130
Other income (expense)	161	885	(726)	2,412
Fair value change in trading securities	1	-	42	-
Interest income	3,116	2,822	5,990	5,345
Interest expense	(32)	-	(59)	(4)
(Loss) income before income taxes, equity in net loss of an equity method investee and noncontrolling interest	(874)	8,142	(1,872)	19,883
Income tax credit (expense)	153	(385)	(242)	(1,376)
Equity in net loss of an equity method investee	(161)	(120)	(340)	(244)

Net (loss) income	(882)	7,637	(2,454)	18,263
Less: Net income (loss) attributable to noncontrolling interest	105	(45)	188	27
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(777)	7,592	(2,266)	18,290

Net (loss) income per share-basic and diluted:
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(0.002)	0.015	(0.005)	0.036

Basic and diluted (per ADS)	(0.010)	0.090	(0.029)	0.216

Weighted-average shares used in computation:
Basic	461,911,062	506,576,005	464,898,891	507,148,405
Basic and diluted	461,911,062	506,576,005	464,898,891	507,148,405

Weighted-average ADS used in computation :
Basic	76,985,177	84,429,334	77,483,149	84,524,734
Basic and diluted	76,985,177	84,429,334	77,483,149	84,524,734

Note: Stock compensation recorded in each
expense classification above is as follows:
Cost of revenues	-	20	-	20
Research and development	681	248	1,332	248
General and administrative	351	117	693	117
Selling and marketing	54	23	107	23

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended June 30, 2009	Six months ended June 30, 2009	Six months ended June 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(777)	(2,266)	18,290
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation and amortization of property, plant and equipment	533	1,077	993
Reversal for doubtful accounts receivable	-	(60)	-
Amortization of acquired intangible assets	766	1,580	1,574
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(226)	-
Write down of inventories	(202)	(76)	-
(Gain) loss on disposal of property, plant and equipment	-	(7)	62
Gain on disposal of other investment	-	-	(6)
Equity in net loss of an equity method investee	161	340	244
Share-based compensation	1,086	2,132	408
Fair value change in trading securities	1	(40)	-
Proceeds from disposal of trading securities	7,075	30,649	-
Purchase of trading securities	-	(11,310)	-
Net Loss (income) attributable to noncontrolling interest	1,780	1,697	(30)
Deferred taxes	213	613	605
Changes in operating assets and liabilities:
Accounts receivable	(640)	(647)	372
Amount due from a related party	718	561	-
Notes receivable	48	10	193
Inventories	642	2,488	5,795
Prepaid expenses and other current assets	(545)	(866)	464
Amount due from an affiliate	-	-	52
Accounts payable	729	1,779	(4,665)
Accrued expenses and other current liabilities	387	(2,203)	(5,433)
Income tax receivable	(187)	(187)	-
Income tax payable	(212)	(212)	(229)
Rental deposit paid	-	(21)	(3)
Net cash provided by operating activities	11,576	24,805	18,686

Investing activities:
Purchases of other investments	-	-	(115)
Sales of marketable securities	27,971	17,842	35,143
Proceeds from disposal of property, plant and equipment	-	27	-
Increase in deposit paid for acquisition of property, plant and equipment	-	(1,733)	-
Purchase of property, plant and equipment	(1,768)	(2,108)	(857)
Purchase of intangible assets	(1,773)	(2,185)	(608)
Decrease in restricted cash	40	40	1,079
(Increase) decrease in time deposits	-	(42)	2,484
Net cash provided by investing activities	24,470	11,841	37,126

Financing activities:
Repayment of short-term bank loan	(2,928)	(2)	(1,580)
Advance subsidy from local authorities of Zhuhai, the PRC	176	475	(438)
Proceeds from loan from minority shareholders	-	-	1,500
Repurchase of ordinary shares	(778)	(6,328)	(2,495)
Net cash used in financing activities	(3,530)	(5,855)	(3,013)

Net increase in cash and cash equivalents	32,516	30,791	52,799

Cash and cash equivalents at the beginning of the period	43,696	45,435	72,054

Effect of exchange rate changes on cash	10	(4)	1,892
Cash and cash equivalents at the end of the period	76,222	76,222	126,745